November 15, 2024

James Patrick McCormick
Chief Executive Officer
Western Acquisition Ventures Corp.
42 Broadway, 12th Floor
New York, NY 10004

       Re: Western Acquisition Ventures Corp.
           Amendment No. 5 to Registration Statement on Form S-4
           Filed November 1, 2024
           File No. 333-269724
Dear James Patrick McCormick:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 26, 2024 letter.

Amendment No. 5 to Registration Statement on Form S-4
Basis of Pro Forma Presentation, page 47

1. We note your response to prior comment 2. Please revise your disclosures to reconcile and cross reference each of the Cycurion [Post-Merger] amounts presented in your table on the cover page to your table on page 48 that shows possible sources of dilution and illustrates estimated ownership of common stock in the Combined
       Company immediately following the consummation of the Business Combination. In this respect, reconcile the Cycurion [Post-Merger] amounts on the cover page to the
       15,000,000 estimated ownership of common stock in the Combined Company by the
       "The Sellers" and the 26,412,208 shares attributable to the Series B and D Preferred stock and related warrants.
 November 15, 2024
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Description and Accounting for the Potential Acquisition of SLG, page 47

2. We note your response to prior comment 1. Please revise your disclosures in this section to clarify that the SLG acquisition transaction will result in one wholly-owned subsidiary and one 49%-owned subsidiary. Revise to disclose that the 49%-owned subsidiary will be consolidated under the accounting guidance for variable interest entities in ASC 810-10. Your disclosures should explain the primary facts and circumstances that Cycurion has considered in determining that it is the primary beneficiary of SLG.
Information about Cycurion
Company Overview, page 145

3. We note your response to prior comment 6. As you have not yet completed your obligations under the SLG Assignment Agreement please file this agreement as an exhibit to your registration statement or tell us why it not required to be filed. Refer to
       Item 601(b)(10)(ii)(B) of Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Cycurion
Critical accounting policies and significant judgments and estimates, page 164

4. We note your response to prior comment 7 and reissue our comment. Please clarify how you are applying the qualitative assessment as you disclose that you apply a qualitative approach or one-step qualitative impairment test. Since both assessments are qualitative, please clarify how this policy is consistent with ASC 350-20-35-3A.
       Please clarify your disclosure that "Based on [y]our analysis, the fair value of goodwill exceeds the carrying value" to explain whether that statement is the result of your qualitative assessment or quantitative impairment testing. Please clarify whether you concluded that a quantitative impairment testing was warranted. If so, consider disclosing whether a reporting unit was at risk of recognizing an impairment. If a reporting unit is at risk of recognizing an impairment, consider also disclosing the percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit. Alternatively, you might disclose, if true, that a reporting unit's fair value is substantially in excess of carrying value as of the date of the last impairment test. Refer to
Item 303(b)(3) of
       Regulation S-K.
 November 15, 2024
Page 3

       Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-
551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Keith J. Billotti